浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

Stock Code: 0576







Enhancing Value through Extending Our Competitiveness.

2006 Interim Report

Enhancing Value through Extending Our Competitiveness.

"Shimmering water at its full, sunny day is best,
The view of mountains is blurred, the rain also is marvelous,
Compare West Lake to the beautiful woman Xi Zi,
She looks just as becoming, lightly made up or richly adorned."

– Su Shi, renowned Chinese poet –

In different seasons, at different times, Xi Hu (West Lake) has different charms.

The "Spring Dawn at Su Causeway" in Spring, the "Lotus in the Breeze at Crooked Courtyard" in Summer, the "Three Pools Mirroring the Moon" in Autumn, the "Melting Snow at Broken Bridge" in Winter . . . on a sunny day or a rainy day, Xi Hu has its varied appeals.

For different stakeholders, Zhejiang Expressway represents different kinds of value.

For shareholders, Zhejiang Expressway means a listed company committed to enhancing returns; for customers, it means an expressway operator committed to pursuing excellent services; for employees, it means a first-rate enterprise committed to both enhancing cost efficiency and developing employees' potential; and for the community, it means a commercial organization which has at heart its social responsibilities.

But no matter for which stakeholders, we at Zhejiang Expressway have always been committed to Enhancing Value through Extending Our Competitiveness. The Company adheres to its prudent but progressive development strategies, strengthening its core business whilst extending its competitiveness to other business areas which have synergies with the core business. Our ultimate goal is to elevate the Company to a new level, with a view to maximizing value for all of our stakeholders.



浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 9:00 a.m. on Thursday, November 16, 2006 at 12/F, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, Zhejiang Province, 310007, the People's Republic of China (the "PRC"), for the purpose of considering and, if thought fit, passing with or without modification or amendment the following ordinary resolution:

"**THAT** an interim dividend of Rmb7.0 cents per share in respect of the six months ended June 30, 2006 (the "Period"), representing approximately 44% of earnings per share during the Period, be and is hereby approved and declared."

By order of the board of directors
Zhejiang Expressway Co., Ltd.
Zhang Jingzhong
Company Secretary

Hangzhou, the PRC,
September 28, 2006

Notes:

1. **Registration procedures for attending the EGM**

   (1) Holders of H shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 6(2) below) such that the same shall be received by the Company on or before October 26, 2006.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

2. **Proxy**

   (1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote at the EGM on behalf of him/her/it. A proxy needs not be a shareholder of the Company.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarized.

(3) To be valid, the power of attorney or other authorization document(s) (which have been notarized) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 6(2) below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at 46th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for holding of the EGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Book closing period**

For the purpose of the EGM, the register of members holding H shares of the Company will be closed from October 17, 2006 to November 15, 2006 (both days inclusive).

4. **Last day of transfer and record date**

Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00p.m. on Monday, October 16, 2006.

For the purpose of the EGM, the record date is October 22, 2006.

5. **Payable date**

Upon relevant approval by shareholders at the EGM, the interim dividend is expected to be paid out on November 30, 2006.

6. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

(2) The registered address of the Company is:

12/F, Block A, Dragon Century Plaza
1 Hangda Road
Hangzhou, Zhejiang 310007
People's Republic of China

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0576)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____,

telephone number: ____________________ and fax number: ____________________,

being the holder(s) of ____________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company"), hereby confirm that I(we) wish to attend or appoint a proxy to attend on my (our) behalf the extraordinary general meeting of the Company (the "EGM") to be held at 9:00 a.m. on Thursday, November 16, 2006 at 12/F, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, Zhejiang Province, the People's Republic of China (the "PRC").

Signature: ______________________________

Date: ______________________________, 2006

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 12/F, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, Zhejiang Province, 310007, the PRC by post or by facsimile (fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before October 26, 2006. Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the EGM.

* *Please delete as appropriate.*



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0576)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I (We)(note 2) ____________________

of ____________________ ,

being the holder(s) of(note 1) __________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company"), now appoint (note 3) __________

(I.D. No.: __________ of ____________________)
/the Chairman of the meeting as my (our) proxy, to attend and vote on my (our) behalf in respect of the resolution in accordance with the instruction(s) below at the extraordinary general meeting of the Company (the "EGM") to be held at 9:00a.m. on Thursday, November 16, 2006 at 12/F, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, Zhejiang Province, the People's Republic of China (the "PRC"), for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion(note 4).

Ordinary Resolution:	For(note 4)	Against(note 4)
THAT an interim dividend of Rmb7.0 cents per share in respect of the six months ended June 30, 2006 (the "Period"), representing approximately 44% of earnings per share during the Period, be and is hereby approved and declared.		

Date: __________ , 2006　　　Signature: __________(note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK LETTERS**.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. Proxies may not be member(s) of the Company and may be appointed to attend and vote in the EGM provided that such proxies must attend the EGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Please insert the number of share(s) you wish to vote for or against the resolution in the appropriate boxes. In the absence of any such indication, the proxy may vote or abstain from voting at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be affixed with its common seal or signed by its director(s) or duly authorized representative(s).
6. This form of proxy together with the power of attorney or any other authorization document(s) which have been notarized, must be delivered, in the case of a holder of domestic share(s), to the Company at 12/F, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, Zhejiang Province, 310007, the PRC and in the case of a holder of H share(s), to Hong Kong Registrars Limited at 46th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for the holding of the EGM.

* *Please delete as appropriate.*



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：0576)

臨時股東大會適用的委託代理人表格

與本委託代理人表格有關的股份數目 (註1)	H股／內資股*

本人(或吾等) (註2)：____，

地址為：____

為浙江滬杭甬高速公路股份有限公司(「本公司」) (註1)________________股：H股／內資股*

之持有人，現委託 (註3)________________(身份證號碼：________________，

地址為：____)

／大會主席為本人(吾等)的代理人，代表本人(吾等)出席本公司於二零零六年十一月十六日(星期四)上午九時正在中華人民共和國(「中國」)浙江省杭州市杭大路1號黃龍世紀廣場A座12樓召開的臨時股東大會(「臨時股東大會」)，藉以考慮及酌情通過召開上述會議的通告所列載的決議案，並代表本人(吾等)依照下列指示就該決議案投票。如無作出指示，則代理人可自行就該決議案決定投贊成票或反對票 (註4)。

普通決議案	贊成 (註4)	反對 (註4)
批准並宣派截至二零零六年六月三十日止之六個月中期股息每股人民幣7.0分，約佔同期每股盈利的44%。		

日期：二零零六年________月________日　　　　簽署：________________________ (註5)

附註：

1. 請填上以　閣下名義登記與委託代理人表格有關的股份數目。如未有填上數目，則本委託代理人表格將被視為與本公司股本中所有以　閣下名義登記的股份有關。

2. 請用**正楷**填上全名及地址。

3. 請填上受委託代理人的姓名和地址。如未填上姓名，則臨時股東大會主席將出任　閣下的代理人。受委託代理人不必為本公司股東，但必須親自代表　閣下出席及於臨時股東大會上投票。本代理人委任表格的每項變更，將須由簽署人簽字示可。

4. 請於適當空格內填上　閣下欲投票贊成或反對決議案的股份數目。如無任何指示，委託代理人可自行酌情投票或放棄投票。

5. 委託代理人表格必須由　閣下或　閣下之正式書面授權人簽署。如委託人為一法人，則本表格必須加蓋法人印章或由其董事或正式委託的代理人簽署。

6. 就內資股股東而言，本委託代理人表格連同簽署人經公證的授權書或其他授權文件(如有)，最後須於臨時股東大會指定舉行時間24小時前送達本公司(地址為中國浙江省杭州市310007杭大路1號黃龍世紀廣場A座12樓)；而就H股股東而言，本委託代理人表格連同簽署人經公證的授權書或其他授權文件(如有)，最後須於臨時股東大會指定舉行時間24小時前送達香港證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。

* *請刪去不適用者*



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：0576)

臨時股東大會回條

本人(或吾等)：____

地址：____

電話：____________________傳真：____________________

為浙江滬杭甬高速公路股份有限公司(「本公司」)____________股H股／內資股*之持有人，茲確認，本人(或吾等)願意(或委託代理人代為)代為出席本公司於二零零六年十一月十六日(星期四)上午九時正在中華人民共和國(「中國」)浙江省杭州市杭大路1號黃龍世紀廣場A座12樓舉行的臨時股東大會(「臨時股東大會」)。

簽署：____________________

日期：二零零六年________月________日

附註： 凡有權出席臨時股東大會的股東務請填妥回條，以郵寄或傳真方式於二零零六年十月二十六日或之前送達本公司(地址為中國浙江省杭州市310007杭大路1號黃龍世紀廣場A座12樓或傳真號碼(+86) -571-8795 0329)；惟未能簽署及交回本回條的合資格股東，仍可出席臨時股東大會。

* *請刪去不適用者*

(3) 就內資股股東而言，經公證人公證的授權書或其他授權文件及有關之委託代理人表格，均必須於臨時股東大會指定舉行時間24小時或之前送達本公司(地址載於以下第6(2)段)，文件方為有效。就H股股東而言，經公證人公證的授權書或其他授權文件及有關之委託代理人表格，均必須於臨時股東大會指定舉行時間24小時或以前送達香港證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心46樓)，文件方為有效。

(4) 股東代理人可以舉手或投票方式行使表決權，但是股東如委任超過一名股東代理人，其股東代理人只能以投票方式行使表決權。

3. **暫停過戶日期**

就本次臨時股東大會，本公司將自二零零六年十月十七日至二零零六年十一月十五日(包括首尾兩天)期間內停止辦理H股股份過戶登記手續。

4. **最後過戶日及股權記錄日**

H股股東如要出席臨時股東大會，必須將其轉讓文件及有關股票於二零零六年十月十六日(星期一)下午四時或之前，送交香港證券登記有限公司(地址為：香港灣仔皇后大道東183號合和中心17樓1712－1716室)。

就本次臨時股東大會，股權記錄日為二零零六年十月二十二日。

5. **股息派發日**

在股東於臨時股東大會上作出相關批准後，本次中期股息預期將於二零零六年十一月三十日派發。

6. **其他事項**

(1) 臨時股東大會會期不會超過一天，參加大會的股東往返食宿費用自理。

(2) 本公司註冊地址：

中華人民共和國
浙江省杭州市310007
杭大路1號
黃龍世紀廣場A座12樓

聯繫電話：(+86) -571-8798 7700
傳真：(+86) -571-8795 0329



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：0576)

臨時股東大會通告

茲通告浙江滬杭甬高速公路股份有限公司(「本公司」)謹訂於二零零六年十一月十六日(星期四)上午九時正在中華人民共和國(「中國」)浙江省杭州市杭大路1號黃龍世紀廣場A座12樓舉行臨時股東大會(「臨時股東大會」)，以便審議及如恰當 — 無論修改或補充後 — 批准以下普通決議案：

「批准並宣派截至二零零六年六月三十日止之六個月中期股息每股人民幣7.0分，約佔同期每股盈利的44%。」

承董事會命
浙江滬杭甬高速公路股份有限公司
章靖忠
董事會秘書

中國杭州市
二零零六年九月二十八日

附註：

1. **出席臨時股東大會的登記手續**

   (1) 擬出席臨時股東大會的H股(「H股」)及內資股(「內資股」)股東，應將出席臨時股東大會的回條於二零零六年十月二十六日或之前通過傳真或郵寄方式送達本公司，地址及傳真號碼載於以下第6(2)段。

   (2) 股東或股東代理人出席臨時股東大會時應出示其本人身份證明。公司股東如果派其法人代表出席會議，該法人代表應出示其本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表的有關決議副本。

2. **股東代理人**

   (1) 有權出席臨時股東大會及投票的股東有權以書面委託一位或多位代理人代其出席臨時股東大會及參加投票，受委託之代理人不必為本公司股東。

   (2) 股東代理人必須由委託人或其受託人正式以書面方式委託。如委託人為一法人，則委託文件須加蓋其法人印章或由其董事或正式授權代表簽署。如委託代理人表格由委託人的受託人簽署，則授權該受託人的授權書或其他授權文件必須經過公證。

Contents

2006 Interim Results

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to present the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2006 (the "Period"), prepared in conformity with accounting principles generally accepted in Hong Kong, with the basis of preparation as stated in Note 1 to the consolidated financial statements set out below.

During the Period, revenue for the Group grew 30.6% over the same period in 2005 to reach Rmb2,186.4 million, while profit attributable to equity holders of the Company for the Period grew 8.9% to reach Rmb688.7 million. Earnings per share for the Period amounted to Rmb15.86 cents, representing an increase of 8.9% over the same period in 2005.

The Directors have recommended to pay an interim dividend of Rmb7.0 cents per share, subject to the approval of the shareholders at the Company's proposed extraordinary general meeting to be held on November 16, 2006.

The audit committee of the Company has reviewed the interim results.

Amid a drive to adjust economic structures for a more sustainable growth, the economy of Zhejiang Province grew 14.1% during the Period, compared to the national average GDP growth rate of 10.9%, and continued its double-digit growth trend. This has resulted in an even higher growth in demand for transportation needs in the province as well as in the larger Yangtze River Delta region.

Strong growth in transportation needs did not, however, translate into expressway traffic in a commensurate manner, as the growing number of new expressways completed and opened to traffic had not only contributed to economic growth, but had also served to mitigate traffic growth on existing expressways.

Among the total income of Rmb2,212.0 million realized by the Group during the Period, Rmb1,754.0 million, or approximately 79.3%, was attributable to toll income generated by the two major expressways owned and operated by the Group, with the remaining Rmb458.0 million, or approximately 20.7%, attributable to the Group's toll road-related business operations.

During the Period, income from toll road operations grew 8.4% compared to the same period in 2005, while income from toll road-related business operations grew 226.0%. A breakdown of the Group's income during the Period is set out below:

	Six months ended June 30,		
	2006 Rmb'000	2005 Rmb'000	% Change
Toll income			
Shanghai-Hangzhou-Ningbo Expressway	**1,344,554**	1,215,355	10.6
Shangsan Expressway	**409,504**	402,549	1.7
Other income			
Service areas	**432,007**	116,696	270.2
Advertising	**25,965**	23,786	9.2
Subtotal	**2,212,030**	1,758,386	25.8
Less: Revenue taxes	**(25,626)**	(84,474)	-69.7
Revenue	**2,186,404**	1,673,912	30.6

TOLL ROAD OPERATIONS

Daily average traffic volume on the Shanghai-Hangzhou-Ningbo Expressway during the Period was 37,759 in full-trip equivalent, representing a growth of 7.8% year-on-year. The traffic on the expressway's two sections underwent varying degrees of growth: the growth rate for the Shanghai-Hangzhou section was 13.4% year-on-year, while that for the Hangzhou-Ningbo section was 3.5% year-on-year. Meanwhile, daily average traffic volume on the Shangsan Expressway during the Period was 19,922 in full-trip equivalent, representing a reduction in traffic by 1.5% year-on-year.

Slower traffic growth on the Hangzhou-Ningbo section was partly due to traffic diversions to other newly built expressways, and partly due to safety measures introduced along certain areas on the section affected by the ongoing widening works. The slight decline in traffic on the Shangsan Expressway was the result of traffic diversions to both newly built expressways and a parallel national road reopened to traffic after renovation.

The rate of growth in toll income was slightly higher than that in traffic volume on the two expressways, thanks to a continued improvement in traffic mix, where the higher fee-paying heavy trucks have taken up a greater proportion of the overall traffic.

Toll income from the Shanghai-Hangzhou-Ningbo Expressway during the Period amounted to Rmb1,344.6 million, representing an increase of 10.6% year-on-year, while toll income from the Shangsan Expressway during the Period amounted to Rmb409.5 million, representing an increase of 1.7% year-on-year.

TOLL ROAD-RELATED BUSINESS OPERATIONS

Through its subsidiaries, the Group also carried out toll road-related business operations along expressways, including gas stations, restaurants and shops in service areas, roadside billboard advertising and vehicle services.

During the Period, the toll road-related business operations continued to expand. With a change in the operating mode of its gas stations from consigning to self-operating, income from toll road-related business operations reached Rmb458.0 million, representing an increase of 226.0% year-on-year. Discounting the effect of change in the operating mode of gas stations, the growth in income would be 16.1%.

LONG-TERM INVESTMENTS

Traffic volume on Shida Road, a 9.45km toll road owned and operated by Hangzhou Shida Highway Co., Ltd. ("Shida Co.", a 50% owned jointly controlled entity of the Company), grew 16.5% year-on-year during the Period, leading to a 15.8% growth in toll income for the jointly controlled entity. Net profit realized by Shida Co. during the Period was Rmb20.3 million.

During the Period, Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co.", a 50% owned associate of the Company) saw its revenue grow 43.6% year-on-year, while net profit realized was Rmb7.8 million, representing a decrease of 3.6%. The decrease in net profit was mainly attributable to its inability to adjust its retail gas prices in line with rises in purchase prices under the current regulatory control regime.

JoinHands Technology Co., Ltd. ("JoinHands Technology", a 27.58% owned associate of the Company) continued to experience weak demand for its computer products. Revenue for the associate company was Rmb8.1 million during the Period, representing a decrease of 11.5% year-on-year, while a net profit of Rmb17.0 thousand was realized.

UPDATES ON THE ACQUIRED SECURITIES BUSINESS

Following the acquisition of 70.46% equity interest in Kinghing Securities Co., Ltd. ("Kinghing Securities") by Zhejiang Shangsan Expressway Co., Ltd. (a 73.625% owned subsidiary of the Company) on April 20, 2006, the acquisition was approved by the China Securities Regulatory Commission on June 14, 2006, with the Company assuming control over the securities company starting from July 1, 2006. On August 4, 2006, the securities company was renamed as "Zheshang Securities Co., Ltd." (浙商證券有限責任公司) ("Zheshang Securities"), thereby signifying a new chapter of the company.

The results of Zheshang Securities have not yet been consolidated into the financial statements of the Group. Based on accounting principles generally accepted in the PRC, the company realized Rmb192.8 million in revenue and Rmb100.1 million in profit before taxation during the Period amid favorable sentiment in the domestic capital market.

As at June 30, 2006, and based on accounting principles generally accepted in the PRC, the net asset value of Zheshang Securities stood at Rmb548.5 million.

EXPRESSWAY WIDENING PROJECT

Phase III of the project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes (the "Widening Project") progressed as planned during the Period along the Hangzhou-Ningbo section. With ground preparation being the current focus of ongoing works, the laying of the foundation was completed by the end of June 2006 and overall completion is expected by the end of 2007.

While every effort was made to minimize the impact of construction works on the normal traffic flow along the Hangzhou-Ningbo section, some of the safety measures introduced in areas affected by the Widening Project did slow down travel speed and subsequently reduce the carrying capacity of existing lanes at certain times.

HUMAN RESOURCES

There were no significant changes to the Company's overall number of employees, remuneration policies, bonus schemes and training schemes from what have been disclosed in the Company's latest annual report.

The Group adopts a prudent financial policy with an aim to provide shareholders with sound returns over the long-term.

During the Period under review, profit attributable to equity holders of the Company recorded a growth of 8.9% to Rmb688.7 million (2005 restated: Rmb632.7 million), while earnings per share was Rmb15.86 cents (2005 restated: Rmb14.57 cents), resulting in an increase in return on equity from 5.7% for the same period last year to 6.1% for the Period.

LIQUIDITY AND FINANCIAL RESOURCES

As at June 30, 2006, current assets of the Group amounted to Rmb1,738.9 million, amongst which Rmb600.0 million held as other receivables was capital contribution to Kinghing Securities (subsequently renamed as Zheshang Securities Co., Ltd.). This has increased the percentage of account receivables, other receivables and inventories amongst total current assets from 24.0% as at the start of the Period to 41.1% as at the end of the Period.

As at June 30, 2006, the Group had adequate net cash inflow generated from operating activities amounting to Rmb1,106.9 million, representing an increase of 4.2% over the same period last year.

The Group's financial position remained healthy. As at June 30, 2006, the Group's cash and cash equivalents amounted to Rmb846.9 million as compared with Rmb723.5 million as at December 31, 2005. In addition, the Group held Rmb149.6 million in time deposits and Rmb10.0 million in money market funds as at June 30, 2006. Details of these balances are as follows:

	As at June 30, 2006 Rmb'000	As at December 31, 2005 Rmb'000
Cash and cash equivalents	**846,949**	723,513
Renminbi	**846,718**	723,452
US dollar equivalent	**2**	2
Euro equivalent	**—**	—
HK equivalent	**229**	59
Time deposits	**149,624**	105,632
Renminbi	**149,624**	105,632
US dollar equivalent	**—**	—
Euro equivalent	**—**	—
HK equivalent	**—**	—
Short term investments	**10,000**	612,097
Renminbi	**10,000**	612,097
Total	**1,006,573**	1,441,242
Renminbi	**1,006,342**	1,441,181
US dollar equivalent	**2**	2
Euro equivalent	**—**	—
HK equivalent	**229**	59

The Directors do not expect the Company to experience any problem with liquidity and financial resources in the near future.

BORROWINGS AND SOLVENCY

As at June 30, 2006, the Group's total interest-bearing borrowings stood at approximately Rmb2,247.5 million (December 31, 2005: Rmb2,434.7 million), of which Rmb1,502.8 million were not repayable within one year (December 31, 2005: Rmb1,548.2 million). The borrowings mainly comprised outstanding balances of the World Bank loans of Rmb699.9 million in Renminbi equivalent, loans from several domestic commercial banks totaling Rmb475.0 million and corporate bonds amounting to Rmb1 billion that were issued by the Company in 2003 for a term of 10 years. Details of these balances are as follows:

		Maturity profiles		
	Gross amount Rmb'000	**Within 1 year** Rmb'000	**>1 year to 5 years** Rmb'000	**Beyond 5 years** Rmb'000
Floating rates				
World Bank loan	699,909	199,905	381,060	118,944
Fixed rates				
Commercial bank loans	475,000	475,000	—	—
Corporate bonds	1,000,000	—	—	1,000,000
Government loans	72,600	69,800	2,800	—
Total as at June 30, 2006	2,247,509	744,705	383,860	1,118,944
Total as at December 31, 2005	2,434,737	886,540	377,615	1,170,582

During the Period, the interest rates of the Group's semi-annual and annual domestic commercial bank borrowings, totaling Rmb475.0 million, were fixed between 5.022% and 5.58% per annum; the interest rate for Rmb72.6 million government loans remained fixed at 3.00% per annum; and the annual coupon rate for the Rmb1 billion corporate bonds was fixed at 4.29%, with interest payable annually. During the Period, the floating rate of the Group's Rmb699.9 million World Bank loans, denominated in US dollar was 4.51% per annum.

During the Period, interest expenses amounted to Rmb54.8 million and profit before interest and tax amounted to Rmb1,180.4 million. The interest cover ratio (profit before interest and tax over interest expenses) stood at 21.6 (2005 restated: 22.3).

The asset-liability ratio (total liabilities over total assets) was 23.2% as at June 30, 2006 (December 31, 2005: 24.2%).

CAPITAL STRUCTURE

The total equity of the Group as at June 30, 2006 amounted to Rmb12,361.9 million (December 31, 2005: Rmb12,363.9 million), while fixed-rate liabilities of the Group amounted to Rmb1,547.6 million, floating-rate liabilities of the Group amounted to Rmb699.9 million and interest-free liabilities of the Group amounted to Rmb1,480.1 million, representing 76.8%, 9.6%, 4.4% and 9.2% of the Group's capital, respectively.

The gearing ratio, which represents the sum of fixed-rate liabilities, floating-rate liabilities and interest-free liabilities over total equity, was 30.2% as at June 30, 2006 (December 31, 2005: 31.9%).

CAPITAL EXPENDITURE COMMITMENTS AND UTILIZATION

Total capital expenditures of the Group and the Company for the Period amounted to Rmb741.3 million and Rmb215.1 million, respectively, with Rmb468.9 million incurred by the investment in Kinghing Securities and Rmb226.0 million incurred by the Widening Project.

As at June 30, 2006, capital expenditures committed by the Group and the Company were Rmb3,836.7 million and Rmb2,934.3 million, respectively. Of the total capital expenditure commitments of the Group, 55.6% will be used on the Widening Project and 28.9% will be used on the construction of Jiashao Expressway.

The above capital expenditure needs will mainly be financed by the Group's internal financial resources, with a preference for debt financing to meet any shortfalls thereof.

CONTINGENT LIABILITIES AND PLEDGE OF ASSETS

As at June 30, 2006, the Group did not have any contingent liabilities nor any pledge of assets.

FOREIGN EXCHANGE EXPOSURE

As at June 30, 2006, except for the World Bank loans of approximately Rmb699.9 million, denominated in US dollar, and dividends for H shares payable by the Company that are settled in HK dollar, the Group's principal operations are transacted and booked in Renminbi. Therefore, the Group's exposure to foreign exchange fluctuations is limited and the Group has not entered into any financial instrument for hedging purposes.

Although the Directors do not foresee any material foreign exchange risks for the Group, there is no assurance that any further changes in the foreign exchange environment will not adversely affect the operating results of the Group in the future.

Being the first year in the Eleventh Five-Year National Economic Development Plan, 2006 started off well for Zhejiang Province, and there is good reason to believe that strong economic growth will continue with the relevant authorities having placed growing emphasis on stability and balance in managing economic affairs. The provincial economy is expected to further benefit from a double-digit growth in the national economy and the ongoing globalization that continues to generate robust growth in world trade.

While traffic on the two expressways operated by the Group is expected to continue to grow into the second half of 2006, the proportion of higher fee-paying heavy trucks among the overall traffic is expected to stabilize after having more than doubled over the past two years. Therefore, the rate of growth in toll income should more closely mirror that of traffic volume as we approach the end of the year.

As a trial case to further develop toll road-related businesses, Zhejiang Expressway Investment Development Co., Ltd. (a 51% owned subsidiary of the Company) is planning to join local investors to develop a multi-purpose service complex near the Wangdian exit along the Shanghai-Hangzhou Expressway. The complex, expected to be completed by the end of 2008, will house a multitude of shops, restaurants, as well as leisure and entertainment facilities.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor its subsidiaries has purchased, sold, redeemed or cancelled any of the Company's shares during the Period.

DISCLOSURE OF DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES

As at June 30, 2006, the interests of the Directors, Supervisors and chief executives in the share capital of the Company's associated corporations (within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Long positions in shares of Zhejiang Expressway Investment Development Co., Ltd.

Name	Position	Contribution of registered capital (Rmb)	Nature of interest	Percentage of the associated corporation's registered capital
Mr. Geng Xiaoping	Chairman	2,400,000	Directly Beneficially owned	3.00%
Mr. Fang Yunti	Director/General Manager	1,920,000	Same as above	2.40%
Mr. Jiang Wenyao	Director	1,320,000	Same as above	1.65%
Mr. Zhang Jingzhong	Director	1,100,000	Same as above	1.38%
Mr. Fang Zhexing	Supervisor	700,000	Same as above	0.88%

Save as disclosed above, as at June 30, 2006, none of the Directors, Supervisors and chief executives had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

OTHER INTERESTS DISCLOSEABLE UNDER THE SFO

As at June 30, 2006, the following shareholders held 5% or more of the issued share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Number of shares	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000	83.61%
Huajian Transportation Economic Development Center	476,760,000	16.39%

Name	Number of shares	Percentage of share capital (H shares)
Aberdeen Asset Management Plc and its Associates	206,964,000	14.43%
Mondrian Investment Partners Ltd.	156,616,000	10.92%
The Children's Investment Master Fund	132,354,000	9.23%
JPMorgan Chase & Co.	88,765,817	6.19%

Save as disclosed above, as at June 30, 2006, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES AND THE MODEL CODE

The Company was in compliance with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") during the Period.

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in Appendix 10 to the Listing Rules. The Directors have confirmed their full compliance with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions during the Period.

By order of the Board
Zhejiang Expressway Co., Ltd.
GENG Xiaoping
Chairman

Hangzhou, the PRC, August 29, 2006

Consolidated Income Statement (Unaudited)

	Notes	For the six months ended June 30, 2006 Rmb'000	2005 Rmb'000 (Re-stated)
Revenue	3	**2,186,404**	1,673,912
Operating costs		**(1,031,346)**	(647,269)
Gross profit		**1,155,058**	1,026,643
Other income	4	**55,956**	62,221
Administrative expenses		**(29,011)**	(26,026)
Other operating expenses		**(13,878)**	(10,015)
Profit from operating activities	5	**1,168,125**	1,052,823
Finance costs		**(47,358)**	(46,480)
Share of profits of associates		**2,084**	3,497
Share of profit of a jointly-controlled entity		**10,149**	10,677
Profit before tax		**1,133,000**	1,020,517
Income tax expense	6	**(372,501)**	(328,871)
Profit for the Period		**760,499**	691,646
Attributable to:			
Equity holders of the Company		**688,729**	632,693
Minority interest		**71,770**	58,953
		760,499	691,646
Dividends			
Proposed interim	7	**(304,018)**	(304,018)
Earnings per share	8	**15.86 cents**	14.57 cents

	Notes	As at June 30, 2006 Rmb'000 Unaudited	As at December 31, 2005 Rmb'000 Audited
Non-current assets			
Property, plant and equipment	9	**13,386,230**	13,422,605
Prepaid lease payments	10	**378,380**	387,448
Goodwill		**85,472**	85,472
Interest in a jointly-controlled entity		**82,698**	79,907
Interests in associates		**232,632**	226,871
Available-for-sale investments		**1,000**	1,000
Expressway operating rights		**184,194**	188,545
		14,350,606	14,391,848
Current assets			
Inventories		**13,164**	6,446
Loan to an associate		**—**	116,000
Trade receivables	11	**49,495**	21,744
Other receivables	12	**651,571**	316,238
Prepaid lease payments	10	**18,137**	18,138
Investments held for trading		**10,000**	612,097
Cash and bank balances		**996,573**	829,145
		1,738,940	1,919,808
Current liabilities			
Trade payables	13	**433,344**	402,221
Tax liabilities		**304,830**	334,048
Other taxes payable		**15,148**	31,779
Other payables and accruals	14	**346,632**	327,471
Dividend payable		**7,355**	33,379
Interest-bearing bank and other borrowings		**744,705**	886,539
		1,852,014	2,015,437
Net current liabilities		**(113,074)**	(95,629)
Total assets less current liabilities		**14,237,532**	14,296,219
Non-current liabilities			
Interest-bearing bank and other borrowings		**502,804**	548,198
Long-term bonds		**1,000,000**	1,000,000
Deferred tax liabilities	15	**372,806**	384,153
		1,875,610	1,932,351
		12,361,922	12,363,868
Capital and reserves			
Share capital		**4,343,115**	4,343,115
Reserves	16	**6,586,047**	6,201,336
Proposed dividend	16	**304,018**	651,467
Equity attributable to equity holders of the Company		**11,233,180**	11,195,918
Minority interests		**1,128,742**	1,167,950
Total equity		**12,361,922**	12,363,868

Condensed Consolidated Summary Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Company			Minority interest	Total equity
	Share capital Rmb'000	Reserves Rmb'000	Total Rmb'000	Rmb'000	Rmb'000
Balance at January 1, 2005	4,343,115	6,377,096	10,720,211	1,092,295	11,812,506
Profit for the six months ended June 30, 2005	—	711,457	711,457	66,794	778,251
Dividends paid to shareholders of the Company	—	(651,467)	(651,467)	—	(651,467)
Dividends paid to minority shareholders	—	—	—	(58,508)	(58,508)
Balance at June 30, 2005 as originally stated	4,343,115	6,437,086	10,780,201	1,100,581	11,880,782
Effects of changes in accounting estimate	—	(78,764)	(78,764)	(7,841)	(86,605)
Balance at June 30, 2005 as re-stated	4,343,115	6,358,322	10,701,437	1,092,740	11,794,177
Balance at January 1, 2006	**4,343,115**	**6,852,803**	**11,195,918**	**1,167,950**	**12,363,868**
Profit for the six months ended June 30, 2006	**—**	**688,729**	**688,729**	**71,770**	**760,499**
Dividends paid to shareholders of the Company	**—**	**(651,467)**	**(651,467)**	**—**	**(651,467)**
Dividends paid to minority shareholders	**—**	**—**	**—**	**(110,978)**	**(110,978)**
Balance at June 30, 2006	**4,343,115**	**6,890,065**	**11,233,180**	**1,128,742**	**12,361,922**

	For the six months ended June 30,	
	2006 Rmb'000	2005 Rmb'000
Net cash inflow from operating activities	**1,106,879**	1,062,307
Net cash inflow from investing activities	**(7,748)**	(579,565)
Net cash inflow from financing activities	**(975,695)**	(533,615)
Increase/(Decrease) in cash and cash equivalents	**123,436**	(50,873)
Cash and cash equivalents at the beginning of the Period	**723,513**	721,999
Cash and cash equivalents at the end of the Period	**846,949**	671,126
Analysis of cash and cash equivalents		
Cash and bank balances	**662,106**	548,245
Time deposits with original maturity of less than 3 months	**184,843**	122,881
	846,949	671,126

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 ("HKAS 34") "Interim Financial Reporting".

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2005 except as described below.

During the Period, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the results and the financial position of the Group:

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC)-Int 8	Scope of HKFRS 2[3]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[4]

1 Effective for annual periods beginning on or after January 1, 2007
2 Effective for annual periods beginning on or after March 1, 2006
3 Effective for annual periods beginning on or after May 1, 2006
4 Effective for annual periods beginning on or after June 1, 2006

3. SEGMENT INFORMATION

During the Period, there was no change in the principal activities of the Group. The operating results by principal activities are summarized as follows:

	For the six months ended June 30,			
	2006		2005	
	Revenue Rmb'000 Unaudited	Profit Contribution Rmb'000 Unaudited	Revenue Rmb'000 Unaudited	Profit Contribution Rmb'000 Unaudited (Re-stated)
Segment by business activities				
– Toll	1,732,700	1,114,125	1,537,003	1,002,598
– Service areas	429,150	26,862	114,449	10,419
– Advertising	24,554	14,071	22,460	13,626
	2,186,404	1,155,058	1,673,912	1,026,643
Other revenue		55,956		62,221
Administrative expenses		(29,011)		(26,026)
Other operating expenses		(13,878)		(10,015)
Profit from operating activities		1,168,125		1,052,823

No further analysis of the revenue and profit from operating activities by geographical segment was prepared as the revenue and profit from operating activities of the Group were all generated from Zhejiang Province, the People's Republic of China (the "PRC"), during the Period.

4. OTHER INCOME

	For the six months ended June 30,	
	2006 Rmb'000 Unaudited	2005 Rmb'000 Unaudited
Profit from short term securities investment	4,775	20,275
Interest income	16,670	12,901
Rental income	7,162	13,348
Trailer income	11,478	9,578
Exchange gain/(loss)	6,556	(778)
Other miscellaneous income	9,315	6,897
Total	55,956	62,221

5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging the following:

	For the six months ended June 30,	
	2006	2005
	Rmb'000	Rmb'000
	Unaudited	Unaudited
		(Re-stated)
Depreciation	**306,918**	259,946
Amortization of expressway operating rights	**4,350**	4,350
Amortization of prepaid lease payments	**9,068**	9,069
Staff costs	**56,318**	55,262

6. INCOME TAX EXPENSES

As the Group had no taxable profits in Hong Kong during the Period, no Hong Kong profits tax had been provided.

The Group was subject to Corporate Income Tax ("CIT") in the PRC levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	For the six months ended June 30,	
	2006	2005
	Rmb'000	Rmb'000
	Unaudited	Unaudited
		(Re-stated)
Group		
Tax charged	**383,848**	328,805
Deferred	**(11,347)**	66
Tax charge for the Period	**372,501**	328,871

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC to the tax expense at the effective tax rates is as follows:

	For the six months ended June 30,	
	2006	2005
	Rmb'000	Rmb'000
	Unaudited	Unaudited
		(Re-stated)
Group		
Profit before tax	**1,133,000**	1,020,517
Tax at the statutory tax rate of 33%	**373,890**	336,771
Tax effect of share of profits of associates	**(688)**	(1,154)
Tax effect of share of profit of a jointly-controlled entity	**(3,349)**	(3,523)
Tax effect of net (income)/expense that is not (taxable)/deductible in determining taxable profit	**2,648**	(3,223)
Tax charge at the Group's effective tax rate	**372,501**	328,871

7. DIVIDENDS

The Directors have recommended the payment of an interim dividend of Rmb7.0 cents per share (2005: Rmb7.0 cents), subject to the approval of the shareholders at the Company's proposed extraordinary general meeting to be held on November 16, 2006. The recommendation has been set out in the financial statements.

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the Company for the Period of Rmb688,729,000 (2005: Rmb632,693,000) and the 4,343,114,500 shares (2005: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the Period have not been calculated, as no diluting event occurred during these years.

9. PROPERTY, PLANT AND EQUIPMENT

There were no significant changes to the Group's property, plant and equipment during the Period.

10. PREPAID LEASE PAYMENT

	As at June 30, 2006 Rmb'000 Unaudited	As at December 31, 2005 Rmb'000 Audited
The Group's prepaid lease payments comprise:		
Leasehold land outside Hong Kong:		
Medium-term lease	**396,517**	405,586
Analysis for reporting purposes as:		
Current asset	**18,137**	18,138
Non-current asset	**378,380**	387,448
	396,517	405,586

The amount represents the prepayment of rentals under operating lease for "land use rights" situated in the PRC for a period of 30 years.

11. TRADE RECEIVABLES

The aging analysis of trade receivables at the balance sheet dates are as follows:

	As at June 30, 2006 Rmb'000 Unaudited	As at December 31, 2005 Rmb'000 Audited
Within 1 year	**47,235**	20,470
1 to 2 years	**1,011**	1,274
Over 2 years	**1,249**	—
Total	**49,495**	21,744

The Group allows an average credit period of approximately 180 days to its trade customers.

12. OTHER RECEIVABLES

	As at June 30, 2006 Rmb'000 Unaudited	As at December 31, 2005 Rmb'000 Audited
Prepayments	**22,349**	21,793
Capital contribution to Kinghing Securities	**600,000**	—
Entrusted loan to a related party	**—**	260,000
Deposits and other debtors	**29,222**	34,445
Total	**651,571**	316,238

13. TRADE PAYABLES

The aging analysis of trade payables at the balance sheet dates are as follows:

	As at June 30, 2006 Rmb'000 Unaudited	As at December 31, 2005 Rmb'000 Audited
Within 1 year	**344,003**	368,672
1 to 2 years	**68,199**	26,786
2 to 3 years	**21,057**	3,211
Over 3 years	**85**	3,552
Total	**433,344**	402,221

14. OTHER PAYABLES AND ACCRUALS

	As at June 30, 2006 Rmb'000 Unaudited	As at December 31, 2005 Rmb'000 Audited
Accruals	**55,565**	80,277
Other liabilities	**276,317**	232,444
Amounts due to related parties	**12,151**	12,151
Amounts due to the holding company	**2,599**	2,599
Total	**346,632**	327,471

15. DEFERRED TAX

	As at June 30, 2006 Rmb'000 Unaudited	As at December 31, 2005 Rmb'000 Audited
Deferred tax liabilities		
At beginning of period/year	**384,153**	384,577
(Income) for the period/year	**(11,347)**	(424)
At end of period/year	**372,806**	384,153
Analysed by principal components		
Revaluation on marketable securities at market price of the end of period/year	**(2,966)**	7,176
Temporary differences resulting from depreciation method	**(8,381)**	(7,600)
	(11,347)	(424)
Deferred tax assets		
At beginning of period/year	**—**	38,319
(Income) for the period/year	**—**	(38,319)
At end of period/year	**—**	—
Analysed by principal components		
Temporary difference resulting from disposal of property, plant and equipment	**—**	(38,319)
	—	(38,319)

The Group has no significant potential deferred tax liabilities for which provision has not been made.

16. RESERVES

	Share premium account Rmb'000	Goodwill reserve Rmb'000	Statutory surplus reserve Rmb'000	Voluntary surplus reserve Rmb'000	Statutory public welfare fund Rmb'000	Dividend reserve Rmb'000	Retained profits Rmb'000	Total Rmb'000
As at January 1, 2006	**3,645,726**	**—**	**1,068,054**	**—**	**431,448**	**651,467**	**1,056,108**	**6,852,803**
Profit for the Period	**—**	**—**	**—**	**—**	**—**	**—**	**688,729**	**688,729**
Dividends paid to shareholders of the Company	**—**	**—**	**—**	**—**	**—**	**(651,467)**	**—**	**(651,467)**
Proposed interim dividend	**—**	**—**	**—**	**—**	**—**	**304,018**	**(304,018)**	**—**
Transfer to voluntary surplus reserve	**—**	**—**	**—**	**431,448**	**(431,448)**	**—**	**—**	**—**
As at June 30, 2006	**3,645,726**	**—**	**1,068,054**	**431,448**	**—**	**304,018**	**1,440,819**	**6,890,065**

	Share premium account Rmb'000	Goodwill reserve Rmb'000	Statutory surplus reserve Rmb'000	Voluntary surplus reserve Rmb'000	Statutory public welfare fund Rmb'000	Dividend reserve Rmb'000	Retained profits Rmb'000	Total Rmb'000
As at January 1, 2005	3,645,726	(352,860)	892,951	—	431,448	651,467	1,108,364	6,377,096
Profit for the Period	—	—	—	—	—	—	711,457	711,457
Dividends paid to shareholders of the Company	—	—	—	—	—	(651,467)	—	(651,467)
Proposed interim dividend	—	—	—	—	—	304,018	(304,018)	—
As as June 30, 2005 as originally stated	3,645,726	(352,860)	892,951	—	431,448	304,018	1,515,803	6,437,086
Effects of changes in accounting estimate	—	—	—	—	—	—	(78,764)	(78,764)
As at June 30, 2005 as re-stated	3,645,726	(352,860)	892,951	—	431,448	304,018	1,437,039	6,358,322

In accordance with relevant regulations issued by Ministry of Finance of PRC on April 1, 2006, the Company, its subsidiaries, associates and jointly-controlled entity (collectively the "Entities") are required to transfer their balances of statutory public welfare fund as at December 31, 2005 to surplus reserve. As at June 30, 2006, approximate Rmb431,448,000 were transferred to voluntary surplus reserve.

17.COMMITMENTS

	As at June 30, 2006		
	Commitments Rmb million	Utilization Rmb million	Balance Rmb million
Shanghai-Hangzhou-Ningbo Expressway widening project:			
From Dajing to Fengjing	2,508	1,648	860
From Guzhu to Duantang	2,300	1,026	1,274
Acquisition of additional 18.4% equity interest in Zhejiang Shangsan Expressway Co., Ltd.	485	—	485
Remaining construction works of the Shangsan Expressway	48	4	44
Purchase of machinery	87	24	63
Jiashao Expressway project	1,145	35	1,110
Total	6,573	2,737	3,836

18.RELATED PARTY TRANSACTION

The following are related party transactions in the daily operating activities of the Group:

a) On June 20, 2005, the Company signed a guarantee contract with the limitation of Rmb50, 000,000 with Huaxia Bank Hangzhou Gaoxin Branch to provide a guarantee for the liabilities of the Zhejiang Expressway Investment Development Co., Ltd ("Development Co.") from March 31, 2005 to March 31, 2006. By June 30, 2006, the loan balance of Rmb 50,000,000 was repaid; On November 18, 2005, the Company signed a guarantee contract with the limitation of Rmb 150,000,000 with Shenzhen Development Bank Hangzhou Huanglong Branch to provide a guarantee for the liabilities of the Development Co. from November 18, 2005 to November 18, 2006. By June 30, 2006, the loan balance was Rmb60,000,000;

b) On November 17, 2005, the Company signed an entrusted loan contract with Zhejiang Jinji Property Co., Ltd. ("Jinji Co."), a subsidiary of the Zhejiang Communication Investment Group Co., Ltd. ("Communication Group"). According to the contract, the bank agreed to provide a half-year loan of Rmb260,000,000 to Jinji Co. on behalf of the Company. The rate of the loan was 6.55% for the half year. The loan was guaranteed by the Communication Group. The loan was paid back on April 29, 2006;

c) According to decisions of the extraordinary general meeting of Development Co. on December 28, 2005, the company entrusted China Everbright Bank Hangzhou Zhaohui branch to provide a loan of Rmb50,000,000 to the Zhejiang Concord Property Investment Co., Ltd. (a 45% owned associate of Development Co.), from January 5, 2006 to January 5, 2007 with a rate of 10% per annum. The loan was paid back on June 20, 2006. According to decisions of the extraordinary general meeting of Development Co. on December 28, 2005, the company entrusted China Everbright Bank Hangzhou Zhaohui branch to provide a loan of Rmb46,000,000 to the Zhejiang Concord Property Investment Co., Ltd., from January 23, 2006 to January 23, 2007 with a rate of 10% per annum. The loan was paid back on June 29, 2006;

18.RELATED PARTY TRANSACTION (Continued)

d) Transactions and balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under the Communication Group which is controlled by the PRC government. Apart from the transactions with the Communications Group and other related parties, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In addition the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

In view of the Group's toll road business, the directors are of the opinion that it is impracticable to ascertain the identity of individual expressway travelers and accordingly whether the transactions are with other state-controlled entities in the PRC.

19.POST BALANCE SHEET EVENTS

a) On July 1, 2006, Kinghing Securities Co., Ltd. ("Kinghing Securities") held its third extraordinary general meeting of shareholders, approving new articles of association and electing a new session of board of directors. Mr. Fang Yunti, Mr. Pan Jiaxiang and Mr. Zhang Jingzhong, who are directors of Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co."), were elected as directors of Kinghing Securities, with Mr. Fang Yunti elected as chairman of the board of directors.

b) On August 4, 2006, the China Securities Regulatory Commission gave its approval for Kinghing Securities to change its name to Zheshang Securities Co., Ltd. ("Zheshang Securities"), as well as approving its articles of association. On August 15, 2006, Zheshang Securities completed its registration with Zhejiang Industrial and Commercial Administrative Bureau, and had a new business license issued.

20.CONTINGENT LIABILITIES AND PLEDGE OF ASSETS

As at June 30, 2006, the Group did not have any contingent liabilities nor any pledge of assets.

21. COMPARATIVE AMOUNTS

Starting with the financial year 2005, expressways and bridges are depreciated by straight-line method in the residual years, which is a change in accounting estimate, and is considered by the Directors to be suitable in the future. Due to this change of accounting estimate for the six months ended June 30, 2005, the carrying value of property, plant and equipment and the profit before tax were decreased, while the depreciation expense was increased by an amount of Rmb130,614,000. Accordingly, profit attributable to equity holders of the Company was decreased by Rmb78,764,000 for the six months ended June 30, 2005.

Therefore, certain comparative figures have been restated to conform to the Period's presentation.

22. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on August 29, 2006.

Corporate Information

EXECUTIVE DIRECTORS

Geng Xiaoping (Chairman)
Fang Yunti (General Manager)
Zhang Jingzhong
Jiang Wenyao

NON-EXECUTIVE DIRECTORS

Zhang Luyun
Zhang Yang

INDEPENDENT NON-EXECUTIVE DIRECTORS

Tung Chee Chen
Zhang Junsheng
Zhang Liping

SUPERVISORS

Ma Kehua
Fang Zhexing
Zheng Qihua
Jiang Shaozhong
Wu Yongmin

COMPANY SECRETARY

Zhang Jingzhong

AUTHORISED REPRESENTATIVES

Geng Xiaoping
Zhang Jingzhong

STATUTORY ADDRESS

12/F, Block A, Dragon Century Plaza
1 Hangda Road
Hangzhou City, Zhejiang Province
PRC 310007
Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

REPRESENTATIVE OFFICE IN HONG KONG

Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong
Tel: 852-2537 4295
Fax: 852-2537 4293

LEGAL ADVISERS

As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
11/F, Block A, Dragon Century Plaza
1 Hangda Road
Hangzhou City, Zhejiang Province
PRC 310007

AUDITORS

Deloitte Touche Tohmatsu
35/F, One Pacific Place
88 Queensway
Hong Kong

INVESTOR RELATIONS CONSULTANT

Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong
Tel: 852-2520 2201
Fax: 852-2520 2241

PRINCIPAL BANKERS

Industrial and Commercial Bank of China, Zhejiang Branch
China Construction Bank, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H SHARES LISTING INFORMATION

The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRS INFORMATION

US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
ADR: H Shares 1:30

CORPORATE BOND LISTING INFORMATION

The Shanghai Stock Exchange
Symbol: 03 滬杭甬
Code: 120308

Corporate Structure of the Group



Holders of H Shares
Communications Investment Group
Huajian
33%
56%
11%
The Company
73.625%
51%
99.9995%
51%
50%
35%
27.582%
50%
Shangsan Co
Development Co
Jiaxing Co
Yuhang Co
Petroleum Co
Jiashao Co
JoinHands Technology
Shida Co
70.46%
Zheshang Securities
Operation of service areas, roadside advertising and vehicle services businesses
Operation of gas stations and sale of petroleum related products
Development and application of computer technologies
100%
100%
Shangsan Expressway 142.0 km
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Hangzhou - Ningbo Expressway 145.0 km
Shanghai - Hangzhou Expressway 102.6 km
Development and operation of Jiashao Expressway
Development, operation, and management of Shida Road
subsidiary
associate
jointly-controlled entity


REVENUE (RMB MILLION)
Annual
Interim
3500
3000
2500
2000
1500
1000
500
0
1,723
754
2,168
1,005
2,472
1,100
3,132
1,474
3,456
1,674
2,186
2001
2002
2003
2004
2005
2006


NET PROFIT (RMB MILLION)
Annual
Interim
1500
1250
1000
750
500
250
0
761
368
890
446
1,009
492
1,226
602
1,431
633
689
2001
2002
2003
2004
2005
2006


EPS (RMB CENTS)
Annual
Interim
35
30
25
20
15
10
5
0
17.51
8.5
20.5
10.3
23.2
11.3
28.22
13.9
32.95
14.6
15.9
2001
2002
2003
2004
2005
2006


ROE (%)
Annual
Interim
14
12
10
8
6
4
2
0
8.19
4.1
9.18
4.7
9.94
5.0
11.43
5.9
12.78
5.7
6.1
2001
2002
2003
2004
2005
2006

Location Map of Expressways Operated by the Group


JIANGSU PROVINCE
Suzhou
Tai Lake
Shanghai
PUDONG AIRPORT
SHANGHAI MUNICIPALITY
ZaJiaSu Exp.
Fengjing
ShenSuZheWan Exp.
Huzhou
Jiaxing
Shanghai-Hangzhou Exp.
ANHUI PROVINCE
ShenJiaHuHang Exp.
HangNing Exp.
Hangzhou Bay
Hangzhou Bay Bridge
Shida Road
HangPu Exp.
Qiantang River
Hangzhou Ring Road
Hangzhou
Dajing
XIAOSHAN AIRPORT
JiaShao Exp.
Zhoushan Exp.
Guzhu
HangHui Exp.
Shaoxing
Shangyu
Ningbo
HangXinJing Exp.
Ningbo Ring Road
LISHE AIRPORT
Hangzhou-Ningbo Expressway
QianDaoHu Exp.
Zhuji
Shangsan Expressway
HangJinQu Exp.
Qiandao Lake
Longyou Exp.
YongJin Exp.
Yiwu
Sanmen
HuangQuNan Exp.
Longyou
Jinhua
ZHEJIANG PROVINCE
YongTaiWen Exp.
ZhuYong Exp.
Quzhou
JIANGXI PROVINCE
LongLiWen Exp.
JinLiWen Exp.
Jiao River
Taizhou
TaiJin Exp.
Lishui
Yongjia
Ou River
Wenzhou
LiLongQing Exp.
FUJIAN PROVINCE
LEGEND
PROVINCIAL CAPITAL
MUNICIPAL CAPITAL
OTHER CITIES/TOWNS
AIRPORT
RIVER
SERVICE AREA
EXPRESSWAY UNDER CONSTRUCTION
EXPRESSWAY OPERATED BY THE GROUP
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROUTE
RAILWAY
PROVINCIAL BOUNDARY
THIS IS AN UNOFFICIAL MAP


EAST CHINA SEA
Zhoushan
Putuo shan







財務摘要



收益(人民幣百萬元)
年度
中期
3500
3000
2500
2000
1500
1000
500
0
1,723
754
2,168
1,005
2,472
1,100
3,132
1,474
3,456
1,674
2,186
2001
2002
2003
2004
2005
2006



純利(人民幣百萬元)
年度
中期
1500
1250
1000
750
500
250
0
761
368
890
446
1,009
492
1,226
602
1,431
633
689
2001
2002
2003
2004
2005
2006



每股盈利(人民幣分)
年度
中期
35
30
25
20
15
10
5
0
17.51
8.5
20.5
10.3
23.2
11.3
28.22
13.9
32.95
14.6
15.9
2001
2002
2003
2004
2005
2006



股本回報率(%)
年度
中期
14
12
10
8
6
4
2
0
8.19
4.1
9.18
4.7
9.94
5.0
11.43
5.9
12.78
5.7
6.1
2001
2002
2003
2004
2005
2006


H股股東
交通投資集團
華建
33%
56%
11%
本公司
73.625%
51%
99.9995%
51%
50%
35%
27.582%
50%
上三公司
發展公司
嘉興公司
余杭公司
石油公司
嘉紹公司
中恒科技
石大公司
70.46%
浙商證券
經營服務區、
沿綫廣告及車
輛服務業務
經營加油站及
出售石油相關
產品
電腦技術的
開發與應用
100%
100%
上三高速公路
142.0公里
嘉興段
88.1公里
余杭段
11.1公里
杭州段
3.4公里
杭甬高速
公路
145.0公里
滬杭高速公路
102.6公里
開發和經營
嘉紹高速
公路
開發、經營及
管理石大綫
附屬公司
聯營公司
合營公司

投資者關係顧問

緯思企業傳訊有限公司
香港
中環干諾道中111號
永安中心1312室
電話：852-2520 2201
傳真：852-2520 2241

主要往來銀行

中國工商銀行浙江分行
中國建設銀行浙江分行
上海浦東發展銀行杭州分行

H股股份過戶及登記處

香港證券登記有限公司
香港
皇后大道東183號
合和中心46樓

H股上市資料

香港聯合交易所有限公司
代號：0576

倫敦證券股票交易所
代號：ZHEH

美國預託證券資料

美國交易所：櫃檯交易(OTC)
代碼：ZHEXY
CUSIP編號：98951A100
ADR：H股 1:30

公司債券上市資料

上海證券交易所
證券簡稱：03滬杭甬
代碼為：120308

執行董事

耿小平(董事長)
方雲梯(總經理)
章靖忠
姜文耀

非執行董事

張魯芸
張楊

獨立非執行董事

董建成
張浚生
張利平

監事

馬克華
方哲形
鄭啟華
蔣紹忠
吳勇敏

公司秘書

章靖忠

授權代表

耿小平
章靖忠

法定地址

中國
浙江省杭州市
杭大路1號
黃龍世紀廣場A座12樓
(310007)
電話：86-571-8798 5588
傳真：86-571-8798 5599

香港辦事處

香港
夏愨道12號
美國銀行中心29樓
2910室
電話：852-2537 4295
傳真：852-2537 4293

法律顧問

香港法律：
史密夫律師事務所
香港
中環畢打街11號
告羅士打大廈23樓

英國及美國法律：
史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：
天冊律師事務所
中國
浙江省杭州市
杭大路1號
黃龍世紀廣場A座11樓
(310007)

核數師兼申報會計師

德勤•關黃陳方會計師行
香港
金鐘道88號
太古廣場一期35樓

21. 比較數字

自2005年1月1日起，高速公路及橋樑以直線法於剩餘年度計算折舊，相關會計估計已作更改，董事認為此項變更適合於日後期間。受這項會計估計更改影響，截至2005年6月30日止6個月的物業、機器及設備的賬面淨值及除稅前溢利有所減少，而折舊開支則增加人民幣130,614,000元。因此，截至2005年6月30日止6個月，本公司股東應佔溢利減少人民幣78,764,000元。

因此，若干比較數字已重新呈列，以符合本期間的呈報方式。

22. 財務報表之核准

本財務報表已經董事會於2006年8月29日核准。

18. 關聯方交易(續)

d) 與中國其它國有公司的交易及結餘

本集團經營所在的經濟環境目前由中國政府直接或間接擁有或控制的公司(「國家控制公司」)主導。另外，本集團為交通集團的成員公司，而交通集團亦由中國政府控制。除與交通集團及其它關聯人士進行之交易外，本集團亦與其它國家控制公司進行業務往來。董事認為，就本集團與彼等進行的業務交易而言，該等國家控制公司均為獨立第三方。

此外，本集團亦在日常業務過程中與若干銀行及金融機構(亦為國家控制公司)訂立多項交易，包括存款、借貸及其它一般銀行信貸。鑒於該等銀行交易的性質，董事認為沒有必要作出個別披露。

對於本集團的收費道路業務，董事認為難以識別各高速公路通行者的身份，因此不能肯定是否與中國的國有公司交易。

19. 資產負債表日後事項

a) 2006年7月1日，金信證券有限責任公司(「金信證券」)召開第三次臨時股東會，通過新的公司章程，選舉了新一屆董事會，上三公司董事方雲梯、潘佳祥、章靖忠當選為該公司董事，其中方雲梯當選為董事長。

b) 2006年8月4日，中國證券監督委員會批准金信證券更名為浙商證券有限責任公司(「浙商證券」)，並核准浙商證券的章程，8月15日，浙商證券獲准在浙江省工商行政管理局登記，並換發了新的營業執照。

20. 或有負債及資產抵押

於2006年6月30日，本集團並無任何或有負債及其它資產抵押與擔保。

17. 承諾

	於2006年6月30日		
	承諾數 人民幣百萬元	已開支 人民幣百萬元	餘額 人民幣百萬元
滬杭甬高速公路拓寬工程：			
大井至楓涇	2,508	1,648	860
沽渚至段塘	2,300	1,026	1,274
增持浙江上三高速公路股份有限公司18.4%權益	485	—	485
上三高速公路尾工	48	4	44
設備購置	87	24	63
嘉紹高速公路項目	1,145	35	1,110
合計	6,573	2,737	3,836

18. 關聯方交易

a) 2005年6月20日，本公司與華夏銀行杭州高新支行簽訂《最高額保證合同》，為浙江高速投資發展有限公司(「發展公司」)在2005年3月31日至2006年3月31日間在該行形成的各項債務提供最高額為人民幣50,000,000元的保證擔保，截至2006年6月30日，發展公司已歸還該等人民幣50,000,000元的銀行借款；2005年11月18日，本公司與深圳發展銀行杭州黃龍支行簽訂《最高額保證擔保合同》，為發展公司在2005年11月18日至2006年11月18日間在該行形成的各項債務提供最高額為人民幣150,000,000元的保證擔保，截至2006年6月30日，該等銀行借款餘額為人民幣60,000,000元；

b) 於2005年11月17日，本公司通過交通銀行與浙江省交通投資集團有限公司(「交通集團」)的附屬公司浙江金基置業有限公司(「金基公司」)訂立一項貸款協議。據此，銀行同意代表本公司向金基公司提供人民幣260,000,000的委託貸款，貸款年利率為6.55%，為期半年，該項貸款由交通投資集團提供擔保。該等貸款已於2006年4月29日償還；

c) 根據2005年12月28日發展公司臨時股東會決議，發展公司通過中國光大銀行杭州朝暉支行向浙江協安置業投資有限公司(發展公司擁有45%股權的聯營公司)提供委託貸款人民幣50,000,000元，年利率10%，期限為2006年1月5日至2007年1月5日，此委託貸款已於2006年6月20日收回；根據2005年12月28日發展公司臨時股東會決議，發展公司通過中國光大銀行杭州朝暉支行向浙江協安置業投資有限公司提供委託貸款人民幣46,000,000元，年利率10%，期限為2006年1月23日至2007年1月23日，此委託貸款已於2006年6月29日收回；

16. 儲備

	股份溢價 人民幣千元	商譽儲備 人民幣千元	法定盈餘 公積金 人民幣千元	任意盈餘 公積金 人民幣千元	法定 公益金 人民幣千元	股息儲備 人民幣千元	留存溢利 人民幣千元	合計 人民幣千元
於2006年1月1日	**3,645,726**	**—**	**1,068,054**	**—**	**431,448**	**651,467**	**1,056,108**	**6,852,803**
本期溢利	**—**	**—**	**—**	**—**	**—**	**—**	**688,729**	**688,729**
已付本公司股東股息	**—**	**—**	**—**	**—**	**—**	**(651,467)**	**—**	**(651,467)**
擬派中期股息	**—**	**—**	**—**	**—**	**—**	**304,018**	**(304,018)**	**—**
轉入任意盈餘公積	**—**	**—**	**—**	**431,448**	**(431,448)**	**—**	**—**	**—**
於2006年6月30日	**3,645,726**	**—**	**1,068,054**	**431,448**	**—**	**304,018**	**1,440,819**	**6,890,065**

	股份溢價 人民幣千元	商譽儲備 人民幣千元	法定盈餘 公積金 人民幣千元	任意盈餘 公積金 人民幣千元	法定 公益金 人民幣千元	股息儲備 人民幣千元	留存溢利 人民幣千元	合計 人民幣千元
於2005年1月1日	3,645,726	(352,860)	892,951	—	431,448	651,467	1,108,364	6,377,096
本期溢利	—	—	—	—	—	—	711,457	711,457
已付本公司股東股息	—	—	—	—	—	(651,467)	—	(651,467)
擬派中期股息	—	—	—	—	—	304,018	(304,018)	—
於2005年6月30日 (原列)	3,645,726	(352,860)	892,951	—	431,448	304,018	1,515,803	6,437,086
會計估計變更影響	—	—	—	—	—	—	(78,764)	(78,764)
於2005年6月30日 (重列)	3,645,726	(352,860)	892,951	—	431,448	304,018	1,437,039	6,358,322

根據財政部於2006年4月1日發佈的相關規定，本公司、本公司的附屬公司、聯營公司及共同控制企業(合稱「該等公司」)已將截至2005年12月31日的法定公益金結餘轉入公積金。於2006年6月30日，約人民幣431,448,000已轉入任意盈餘公積金。

14. 其他應付款及應計款項

	於2006年 6月30日 人民幣千元 未經審計	於2005年 12月31日 人民幣千元 經審計
應計款項	**55,565**	80,277
其他負債	**276,317**	232,444
應付關聯方款項	**12,151**	12,151
應付控股公司的款項	**2,599**	2,599
合計	**346,632**	327,471

15. 遞延税項

	於2006年 6月30日 人民幣千元 未經審計	於2005年 12月31日 人民幣千元 經審計
遞延稅務負債		
期初	**384,153**	384,577
期內(收入)	**(11,347)**	(424)
期末	**372,806**	384,153
主要構成分析		
有價證券按期末之市價重估	**(2,966)**	7,176
折舊方法引起之時間性差異	**(8,381)**	(7,600)
	(11,347)	(424)
遞延稅務資產		
期初	**—**	38,319
期內(收入)	**—**	(38,319)
期末	**—**	—
主要構成分析		
處置物業、機器及設備引起之時間性差異	**—**	(38,319)
	—	(38,319)

本集團並無重大潛在遞延税項未作撥備的。

11. 應收賬款

應收賬款於資產負債表日之賬齡分析如下：

	於2006年 6月30日 人民幣千元 未經審計	於2005年 12月31日 人民幣千元 經審計
一年以內	**47,235**	20,470
一至二年	**1,011**	1,274
二年以上	**1,249**	—
合計	**49,495**	21,744

本集團之平均信用期約為180天。

12. 其他應收款

	於2006年 6月30日 人民幣千元 未經審計	於2005年 12月31日 人民幣千元 經審計
預付款項	**22,349**	21,793
向金信證券注資	**600,000**	—
向一名關聯方委託貸款	**—**	260,000
押金及其他應收款	**29,222**	34,445
合計	**651,571**	316,238

13. 應付賬款

應付賬款於資產負債表日之賬齡分析如下：

	於2006年 6月30日 人民幣千元 未經審計	於2005年 12月31日 人民幣千元 經審計
一年以內	**344,003**	368,672
一至二年	**68,199**	26,786
二至三年	**21,057**	3,211
三年以上	**85**	3,552
合計	**433,344**	402,221

7. 股息

董事建議派發中期股息每股人民幣7.0分(2005年:每股人民幣7.0分),該項建議尚有待本公司將在2006年11月16日召開的臨時股東大會上經股東的批准。該建議已載於該等財務報表中。

8. 每股盈利

基本每股盈利乃按本期間內歸屬於本公司股東之純利人民幣688,729,000元(2005年:人民幣632,693,000元)及本期間內已發行股份4,343,114,500股(2005年:4,343,114,500股)計算。

由於該等期間並無產生任何攤薄事項,故此並無予以計算本期間之攤薄每股盈利。

9. 物業、機器及設備

本期內,本集團的物業、機器及設備並無重大變化。

10. 預付租金

	於2006年 6月30日 人民幣千元 未經審計	於2005年 12月31日 人民幣千元 經審計
本集團預付租金包括:		
香港以外地區的租賃土地:		
中期租約	**396,517**	405,586
呈報分析:		
流動資產	**18,137**	18,138
非流動資產	**378,380**	387,448
	396,517	405,586

該款項指經營租約項下位於中國為期30年的「土地使用權」的預付租金。

5. 來自經營業務之溢利

本集團來自經營業務之溢利已扣除下列各項：

	截至6月30日止6個月，	
	2006年 人民幣千元 未經審計	2005年 人民幣千元 未經審計 （重列）
折舊	**306,918**	259,946
高速公路經營權攤銷	**4,350**	4,350
預付租金攤銷	**9,068**	9,069
員工成本	**56,318**	55,262

6. 所得税項

本集團於本期間內並無應課香港利得税的收入，故並無作此項撥備。

本集團須就應課税收入(按中國法律及會計準則編制的財務報表之應納税所得額計算)的33%税率繳付企業所得税。

	截至6月30日止6個月，	
	2006年 人民幣千元 未經審計	2005年 人民幣千元 未經審計 （重列）
集團		
應計税項	**383,848**	328,805
遞延税項	**(11,347)**	66
本期之税項開支	**372,501**	328,871

適用於除税前會計溢利之税項，從中國法定税率到實際税率的調整如下：

	截至6月30日止6個月，	
	2006年 人民幣千元 未經審計	2005年 人民幣千元 未經審計 （重列）
集團		
除税前會計溢利	**1,133,000**	1,020,517
以法定税率33%計算税項	**373,890**	336,771
聯營公司溢利的税務影響	**(688)**	(1,154)
合營公司溢利的税務影響	**(3,349)**	(3,523)
非納税所得額及不可扣除收入／支出之税務影響	**2,648**	(3,223)
按集團實際利率計算之税項	**372,501**	328,871

3. 分類資料

期內，本集團主要業務並無改變。經營業績按主要業務劃分概要如下：

	截至6月30日止6個月，			
	2006年		2005年	
	收益 人民幣千元 未經審計	溢利貢獻 人民幣千元 未經審計	收益 人民幣千元 未經審計	溢利貢獻 人民幣千元 未經審計 (重列)
按業務分類				
一通行費	**1,732,700**	**1,114,125**	1,537,003	1,002,598
一服務區	**429,150**	**26,862**	114,449	10,419
一廣告	**24,554**	**14,071**	22,460	13,626
	2,186,404	**1,155,058**	1,673,912	1,026,643
其他收益		**55,956**		62,221
行政開支		**(29,011)**		(26,026)
其他經營開支		**(13,878)**		(10,015)
來自於經營業務之溢利		**1,168,125**		1,052,823

於本期間內，本集團全部收益及來自經營業務之溢利均來自中華人民共和國(「中國」)浙江省，因此，並無按地區劃分之收益及經營業務之溢利的進一步分析。

4. 其它收益

	截至6月30日止6個月，	
	2006年 人民幣千元 未經審計	2005年 人民幣千元 未經審計
證券短期投資收益	**4,775**	20,275
利息收入	**16,670**	12,901
租金收入	**7,162**	13,348
拖車收入	**11,478**	9,578
匯兑收益／(損失)	**6,556**	(778)
其它零星收入	**9,315**	6,897
合計	**55,956**	62,221

1. 呈報基準

本簡明財務報表是根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六的適用披露規定及香港會計準則第34號「中期財務報告」而編制。

2. 主要會計政策

本簡明財務報表除了一些金融工具是以公允價值計量以外，是按照歷史成本編制的。

除了以下所述，本簡明財務報表所採用之會計政策與本集團編制截至2005年12月31日止之年度財務報表所採用的會計政策一致。

於本期間，本集團首次採用多項香港會計師公會發布的新會計準則、修訂和詮釋(「新香港財務報告準則」)，此等準則由2005年12月1日或2006年1月1日開始，或之後開始的會計期間生效。採納新香港財務報告準則對現行或之前的會計期間的業績編制及呈報方式並無重大影響，因此，並無要求對之前的會計期間數據進行調整。

本集團並無提早採納以下已頒布但尚未生效之新準則、修訂或詮釋。本公司董事預期應用此等準則、修訂或詮釋將不會對本集團的業績和財務狀況構成重大影響：

香港會計準則第1號(經修訂)	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港(IFRIC)-詮釋第7號	採用根據香港會計準則第29號惡性通漲經濟體系財務報告之重列方式[2]
香港(IFRIC)-詮釋第8號	香港財務報告準則第2號之範疇[3]
香港(IFRIC)-詮釋第9號	嵌入式衍生工具之重新評估[4]

[1] 於2007年1月1日或之後開始之年度期間生效

[2] 於2006年3月1日或之後開始之年度期間生效

[3] 於2006年5月1日或之後開始之年度期間生效

[4] 於2006年6月1日或之後開始之年度期間生效

簡明綜合現金流量表(未經審計)

	截至6月30日止6個月，	
	2006年 人民幣千元	2005年 人民幣千元
經營業務之現金流入淨額	**1,106,879**	1,062,307
投資活動之現金流入淨額	**(7,748)**	(579,565)
融資活動之現金流入淨額	**(975,695)**	(533,615)
現金及現金等價物之增加╱(減少)	**123,436**	(50,873)
於期初之現金及現金等價物	**723,513**	721,999
於期末之現金及現金等價物	**846,949**	671,126
現金及現金等價物分析		
現金及銀行存款餘額	**662,106**	548,245
於原預定到期日少於三個月之定期存款	**184,843**	122,881
	846,949	671,126

	本公司股東應佔權益			少數股東權益	權益總額
	股本 人民幣千元	儲備 人民幣千元	合計 人民幣千元	人民幣千元	人民幣千元
2005年1月1日餘額	4,343,115	6,377,096	10,720,211	1,092,295	11,812,506
截至2005年6月30日止6個月溢利	—	711,457	711,457	66,794	778,251
已付本公司股東的股息	—	(651,467)	(651,467)	—	(651,467)
已付少數股東的股息	—	—	—	(58,508)	(58,508)
2005年6月30日餘額(原列)	4,343,115	6,437,086	10,780,201	1,100,581	11,880,782
會計估計變更影響	—	(78,764)	(78,764)	(7,841)	(86,605)
2005年6月30日餘額(重列)	4,343,115	6,358,322	10,701,437	1,092,740	11,794,177
2006年1月1日餘額	**4,343,115**	**6,852,803**	**11,195,918**	**1,167,950**	**12,363,868**
截至2006年6月30日止6個月溢利	**—**	**688,729**	**688,729**	**71,770**	**760,499**
已付本公司股東的股息	**—**	**(651,467)**	**(651,467)**	**—**	**(651,467)**
已付少數股東的股息	**—**	**—**	**—**	**(110,978)**	**(110,978)**
2006年6月30日餘額	**4,343,115**	**6,890,065**	**11,233,180**	**1,128,742**	**12,361,922**

綜合資產負債表

	附註	於2006年 6月30日 人民幣千元 未經審計	於2005年 12月31日 人民幣千元 經審計
非流動資產			
物業、機器及設備	9	**13,386,230**	13,422,605
預付租金	10	**378,380**	387,448
商譽		**85,472**	85,472
於合營公司的權益		**82,698**	79,907
於聯營公司的權益		**232,632**	226,871
可供出售的投資		**1,000**	1,000
高速公路經營權		**184,194**	188,545
		14,350,606	14,391,848
流動資產			
存貨		**13,164**	6,446
對聯營公司的貸款		**—**	116,000
應收賬款	11	**49,495**	21,744
其他應收款項	12	**651,571**	316,238
預付租金	10	**18,137**	18,138
持作買賣投資		**10,000**	612,097
現金及銀行結餘		**996,573**	829,145
		1,738,940	1,919,808
流動負債			
應付賬款	13	**433,344**	402,221
應付所得税		**304,830**	334,048
其他應繳税項		**15,148**	31,779
其他應付款及應計款項	14	**346,632**	327,471
應付股息		**7,355**	33,379
附息的銀行及其他借貸		**744,705**	886,539
		1,852,014	2,015,437
淨流動負債		**(113,074)**	(95,629)
總資產減流動負債		**14,237,532**	14,296,219
非流動負債			
附息的銀行及其他貸款		**502,804**	548,198
長期債券		**1,000,000**	1,000,000
遞延税項	15	**372,806**	384,153
		1,875,610	1,932,351
		12,361,922	12,363,868
資本與儲備			
已發行股本		**4,343,115**	4,343,115
儲備	16	**6,586,047**	6,201,336
建議派發股息	16	**304,018**	651,467
本公司股東應佔權益		**11,233,180**	11,195,918
少數股東權益		**1,128,742**	1,167,950
總權益		**12,361,922**	12,363,868

	附註	截至6月30日止6個月， 2006年 人民幣千元	2005年 人民幣千元 （重列）
收益	3	**2,186,404**	1,673,912
經營成本		**(1,031,346)**	(647,269)
溢利總額		**1,155,058**	1,026,643
其他收益	4	**55,956**	62,221
行政開支		**(29,011)**	(26,026)
其他經營開支		**(13,878)**	(10,015)
來自經營業務之溢利	5	**1,168,125**	1,052,823
融資成本		**(47,358)**	(46,480)
佔聯營公司溢利		**2,084**	3,497
佔合營公司溢利		**10,149**	10,677
除稅前溢利		**1,133,000**	1,020,517
所得稅項	6	**(372,501)**	(328,871)
本期溢利		**760,499**	691,646
歸屬於：			
本公司股東		**688,729**	632,693
少數股東權益		**71,770**	58,953
		760,499	691,646
股息			
建議中期	7	**(304,018)**	(304,018)
每股盈利	8	**15.86分**	14.57分

根據證券及期貨條例須披露的其它權益

於2006年6月30日，按本公司根據證券及期貨條例第336條規定存置的股東股份權益名冊所載，擁有本公司已發行股本5%或以上的股東如下：

名稱	股份數目	佔股本的百分比（內資股）
浙江省交通投資集團有限公司	2,432,500,000	83.61%
華建交通經濟開發中心	476,760,000	16.39%

名稱	股份數目	佔股本的百分比（H股）
Aberdeen Asset Management Plc and its Associates	206,964,000	14.43%
Mondrian Investment Partners Ltd.	156,616,000	10.92%
The Children's Investment Master Fund	132,354,000	9.23%
JPMorgan Chase & Co.	88,765,817	6.19%

除上文所披露者外，於2006年6月30日，概無人士登記擁有本公司股份或相關股份的權益或淡倉而須根據證券及期貨條例第336條的規定登記在冊。

遵守企業管治常規守則及標準守則

本公司在本期間內一直遵守聯交所證券上市規則（「上市規則」）附錄14所載之《企業管治常規守則》中的守則條文。

本公司已採納一套不低於上市規則附錄10所載之《上市發行人董事進行證券交易的標準守則》（「標準守則」）相關標準的董事證券交易守則。董事確認其於本期間內完全遵守了標準守則及其自訂的董事證券交易守則中的各項標準。

承董事會命
浙江滬杭甬高速公路股份有限公司
耿小平
董事長

中國，杭州，2006年8月29日

購買、出售及贖回本公司的股份

於本期間內，本公司或其附屬公司概無購買、出售、贖回或註銷任何本公司股份。

董事、監事及行政總裁於股本、相關股本及債權的權益和淡倉的披露

於2006年6月30日，根據香港證券及期貨條例第352條記錄於本公司須存置的登記冊內，或根據上市公司董事進行證券交易的標準守則而須知會本公司及香港聯合交易所有限公司(「聯交所」)，董事、監事及行政總裁在本公司相關法團(定義見香港證券及期貨條例第XV部)的股本中擁有的權益如下：

於浙江高速投資發展有限公司的股份中的權益

姓名	職位	出繳註冊資本 (人民幣)	權益性質	佔相關法團 註冊資本的 百分比
耿小平先生	董事長	2,400,000	直接實益擁有	3.00%
方雲梯先生	董事／總經理	1,920,000	同上	2.40%
姜文耀先生	董事	1,320,000	同上	1.65%
章靖忠先生	董事	1,100,000	同上	1.38%
方哲形先生	監事	700,000	同上	0.88%

除上文所披露者外，於2006年6月30日，董事、監事及行政總裁概無在本公司或其任何相關法團的股份、相關股本及債券中擁有根據證券及期貨條例第352條須予登記在冊或根據上市公司董事進行證券交易的標準守則而須知會本公司及聯交所的權益或淡倉。

展望

作為第十一個五年計劃的開頭年，2006年浙江省開了個好頭。隨著有關部門在經濟事務管理中越來越重視穩定性和協調性，故此有理由相信當前強勁的經濟增長將會持續下去。預期浙江省的經濟將進一步受惠於全國經濟雙位數字的增長，亦將因為全球化進程繼續拉動世界貿易強勁增長而有所得益。

預期集團經營的兩條高速公路的車流量在2006年下半年將繼續保持增長，但由於付費較高的重型貨車在整體車流量中的比例在過去兩年已有逾倍增長，故預期重型貨車在整體車流量中的比例將會漸趨穩定。因此，通行費收入的增長速度在年底前將會趨近於車流量的增長速度。

作為進一步開發收費公路相關業務的一個嘗試，浙江高速投資發展有限公司(本公司擁有51%股權的附屬公司)計劃與當地投資者合作，在滬杭高速公路王店出口處建造一個綜合性服務區。該綜合性服務區將提供一系列的商場、餐飲，休閒和娛樂設施，並爭取於2008年底建成。

資本結構

於2006年6月30日，本集團的權益總額為人民幣123億6,190萬元（2005年12月31日：人民幣123億6,390萬元），固定利率債務為人民幣15億4,760萬元、浮動利率債務為人民幣6億9,990萬元、無息債務為人民幣14億8,010萬元，分別佔本集團總資本的76.8%、9.6%、4.4%及9.2%。

2006年6月30日的杠杆比率(固定利率債務、浮動利率債務及無息債務的總和除以總權益)為30.2%（2005年12月31日：31.9%）。

資本開支承諾和使用

於本期間，本集團及本公司的資本開支總額分別為人民幣7億4,130萬元及人民幣2億1,510萬元，其中，用於金信證券投資的資本開支達人民幣4億6,890萬元，用於拓寬工程的資本開支達人民幣2億2,600萬元。

於2006年6月30日，本集團及本公司的資本開支承諾總額分別為人民幣38億3,670萬元和人民幣29億3,430萬元。在本集團的總資本開支承諾中，55.6%將用於拓寬工程上，另28.9%將用於建造嘉紹高速公路。

本集團將依靠內部資源支付以上資本開支承諾，不足部分會優先考慮債務融資等渠道支付。

或有負債及資產抵押

於2006年6月30日，本集團並無任何或有負債及其它資產抵押與擔保。

外匯風險

於2006年6月30日，本集團尚有折合約為人民幣6億9,990萬元的世界銀行美元貸款。除了以美元償還世界銀行的貸款及以港幣向海外股東支付股息外，本集團的經營業務均以人民幣結算。因此，本集團受匯率波動的影響是有限的，另外，本集團也沒有任何套期金融工具。

儘管董事並不預期本集團有任何重大的匯兑風險，但不能保證外匯風險在未來不會對本集團的經營業績產生影響。

借貸及償債能力

於2006年6月30日，本集團的附息借款總額約為人民幣22億4,750萬元(2005年12月31日：人民幣24億3,470萬元)，其中人民幣15億零280萬元為無須一年內償還的附息借款(2005年12月31日：人民幣15億4,820萬元)。借款主要包括了折合人民幣約6億9,990萬元的世界銀行貸款，各家國內商業銀行借款合計人民幣4億7,500萬元，以及本公司於2003年發行的人民幣10億元10年期企業債券。相關餘額詳情如下：

	附息借款到期情況			
	總額 人民幣千元	**1年以內** 人民幣千元	**>1年到5年** 人民幣千元	**5年以上** 人民幣千元
浮動利率				
世界銀行貸款	699,909	199,905	381,060	118,944
固定利率				
商業銀行貸款	475,000	475,000	—	—
企業債券	1,000,000	—	—	1,000,000
政府貸款	72,600	69,800	2,800	—
合計(於2006年6月30日)	2,247,509	744,705	383,860	1,118,944
合計(於2005年12月31日)	2,434,737	886,540	377,615	1,170,582

於本期間，本集團的半年期及一年期國內商業銀行借款總額為人民幣4億7,500萬元，其利率固定在年息率5.022%至5.58%之間；人民幣7,260萬元的政府貸款利率仍然固定在年息率3.00%；人民幣10億元企業債券的年利率固定為4.29%，每年需付息一次。於本期間，本集團人民幣6億9,990萬元世界銀行美元貸款的浮動利率為年息率4.51%。

於本期間，利息支出總額為人民幣5,480萬元，息稅前盈利為人民幣11億8,040萬元，故盈利對利息倍數(息稅前盈利除以利息開支)為21.6(2005年重列：22.3)。

於2006年6月30日，資產負債率(即總負債除以總資產)為23.2%(2005年12月31日：24.2%)。

本集團採取穩健的財務政策，以實現為股東提供優質回報的長期目標。

回顧本期間的業績，本公司股東應佔純利同比增長8.9%至人民幣6億8,870萬元(2005年重列：人民幣6億3,270萬元)；每股盈利為人民幣15.86分(2005年重列：每股人民幣14.57分)，因此本期間股東權益回報率亦從去年同期的5.7%增至6.1%。

資金流動性及財務資源

於2006年6月30日，本集團流動資產總值為人民幣17億3,890萬元，其中其他應收款項中有人民幣6億元是對金信證券(後更名為浙商證券有限責任公司)的注資。應收賬款、其它應收款項及存貨在流動資產總值中所佔比例也因此從本期初的24.0%增至本期末的41.1%。

於2006年6月30日，經營業務的現金流入淨額達人民幣11億零690萬元，與去年同期相比增長4.2%。

本集團仍保持健康的財務狀況。於2006年6月30日，本集團除了持有的現金及現金等價物人民幣8億4,690萬元(2005年12月31日：人民幣7億2,350萬元)，還持有定期存款為人民幣1億4,960萬元及貨幣基金人民幣1,000萬元。相關餘額詳情如下：

	於2006年 6月30日 人民幣千元	於2005年 12月31日 人民幣千元
現金及現金等價物	**846,949**	723,513
人民幣	**846,718**	723,452
美元等價物	**2**	2
歐元等價物	**—**	—
港元等價物	**229**	59
定期存款	**149,624**	105,632
人民幣	**149,624**	105,632
美元等價物	**—**	—
歐元等價物	**—**	—
港元等價物	**—**	—
短期投資	**10,000**	612,097
人民幣	**10,000**	612,097
合計	**1,006,573**	1,441,242
人民幣	**1,006,342**	1,441,181
美元等價物	**2**	2
歐元等價物	**—**	—
港元等價物	**229**	59

董事認為，本公司在可預見的未來並不會遇上任何資金流動性和財務資源上的問題。

中恆世紀科技實業股份有限公司(「中恆世紀」,本公司擁有27.58%股權的聯營公司)所經營的電腦產品市場需求仍然不足。於本期間內,該聯營公司收益為人民幣810萬元,同比下降11.5%,實現純利為人民幣17,000元。

購入證券業務之最新進展

繼浙江上三高速公路有限公司(本公司擁有73.625%股權的附屬公司)於2006年4月20日收購了金信證券有限責任公司(「金信證券」)70.46%股權後,該項收購已經於2006年6月14日獲中國證券監督管理委員會批准。本公司於2006年7月1日起實際控制該證券公司。該證券公司於2006年8月4日更名為「浙商證券有限責任公司」(「浙商證券」),標誌著該公司新的篇章。

浙商證券的業績尚未合併入本集團的財務報表。得益於國內資本市場良好的氣氛,根據中國公認的會計準則,浙商證券在本期間內錄得收益達人民幣1億9,280萬元,實現稅前利潤為人民幣1億零10萬元。

截至2006年6月30日止,根據中國公認的會計準則,浙商證券的資產淨值為人民幣5億4,850萬元。

高速公路拓寬工程

滬杭甬高速公路四車道拓寬至八車道的工程(「拓寬工程」),其於杭甬段進行的三期工程在本期間內進展順利。當前工程主要專注於地面的準備工作,而於2006年6月底,路基的填築亦已完成。整個三期工程預期將可在2007年底完工。

儘管已盡了一切努力以降低施工對杭甬段正常通行車流量的影響,但在某些時段針對拓寬工程受影響路段所實施的某些安全措施,仍然降低了現有道路的通行速度,從而降低了該路段的通行能力。

人力資源

本公司的整體員工人數、薪酬政策、獎金計劃和培訓計劃,與本公司最近一次年報中所披露的情況相比均沒有顯著變化。

收費公路業務

滬杭甬高速公路於本期間內平均每日全程車流量為37,759，同比增長7.8%。惟該條高速公路兩個路段的車流量增幅有所不同：滬杭段的同比增幅為13.4%，杭甬段的同比增幅則為3.5%。上三高速公路於本期間內平均每日全程車流量為19,922，同比下降1.5%。

杭甬段的車流量增幅較低，一部分原因是其它新建高速公路帶來了分流影響，另一部分原因則是由於對正在進行拓寬工程的若干受影響路段實施了安全措施所致。上三高速公路出現車流量小幅下降，則是受到新建高速公路和平行國道整修後重新開通所帶來的雙重分流影響。

高速公路的通行費收入增幅比車流量的增幅略高，主要得益於車種構成的持續改善，令到付費較高的重型貨車在整體車流量中的比例續有提高。

本期間內來自於滬杭甬高速公路的通行費收入為人民幣13億4,460萬元，同比增長10.6%；上三高速公路於本期間內通行費收入為人民幣4億零950萬元，同比增長1.7%。

收費公路相關業務

本集團亦通過附屬公司，於高速公路沿線經營與收費公路相關的業務，包括服務區內的加油站、餐飲和商店，及路邊廣告和汽車服務等。

本期間內，收費公路相關業務繼續擴展。由於加油站業務的經營從委託經營模式調整至自營模式，促使來自收費公路相關業務的收入同比增長了226.0%，至人民幣4億5,800萬元。如果剔除加油站經營模式變更所帶來的影響，收入的增幅則為16.1%。

長期投資

由杭州石大公路有限公司(「石大公司」，本公司擁有50%股權的合營公司)擁有和經營的全長9.45公里的石大公路，本期間內車流量同比增長了16.5%，通行費收入則增長了15.8%。石大公司於本期間內實現純利為人民幣2,030萬元。

本期間內，浙江高速石油發展有限公司(「石油公司」，本公司擁有50%股權的聯營公司)收益同比增長了43.6%，實現純利為人民幣780萬元，同比下降3.6%。純利下降的主要原因是在當前監管體制下石油公司不能夠隨著產品進價的升高而同步調整其零售價格所致。

業務回顧

浙江省經濟正經歷著經濟結構調整，以求實現更為可持續的增長。本期間內，浙江省的經濟增長率為14.1%，而全國同期的GDP平均增長率為10.9%。持續的雙位數經濟增長態勢，帶動了省內乃至長江三角洲地區的交通運輸需求增長更加強勁。

儘管越來越多的高速公路建成通車，但是強勁的交通運輸需求增長並沒有在高速公路的車流量上以同等的幅度表現出來。因為這些新近建成的高速公路在促進經濟增長的同時，也減緩了現有高速公路的車流量增長。

在本集團於本期間內實現的人民幣22億1,200萬元的總收入中，人民幣17億5,400萬元(或約79.3%)來自於本集團擁有和經營的兩條主要高速公路；餘下的人民幣4億5,800萬元(或約20.7%)則來自於本集團收費公路相關的業務。

本期間內，來自於收費公路的收入相對2005年同期增長8.4%，而來自於收費公路相關業務的增幅則為226.0%。本集團於本期間內收入的分析列載如下：

	截止6月30日止之6個月，		
	2006年 人民幣千元	2005年 人民幣千元	變動(%)
通行費收入			
滬杭甬高速公路	**1,344,554**	1,215,355	10.6
上三高速公路	**409,504**	402,549	1.7
其它收入			
服務區	**432,007**	116,696	270.2
廣告	**25,965**	23,786	9.2
小計	**2,212,030**	1,758,386	25.8
減：營業税	**(25,626)**	(84,474)	-69.7
收益	**2,186,404**	1,673,912	30.6

浙江滬杭甬高速公路股份有限公司(「本公司」)董事(「董事」)欣然呈報本公司及其附屬公司(統稱「本集團」)根據香港公認會計準則及下文綜合財務報表附註1所述之呈報基準編制的截至2006年6月30日止6個月(「本期間」)未經審計綜合經營業績。

本期間內,本集團收益與2005年同期相比增長30.6%,達人民幣21億8,640萬元;本公司股東應佔純利於本期間內增長8.9%,達人民幣6億8,870萬元。本期間內每股盈利為人民幣15.86分,與2005年同期相比增長8.9%。

董事建議派發中期股息每股人民幣7.0分。該項建議尚有待本公司於2006年11月16日召開的臨時股東大會上經股東的批准。

本公司的審核委員會已經審閱中期業績。

目錄

拓展優勢　增創價值

水光潋灧晴方好　山色空濛雨亦奇
欲把西湖比西子　淡妝濃抹總相宜

～蘇軾《飲湖上初晴後雨》～

不同的時節，西湖均有不同的美。

春天的蘇堤春曉、夏天的曲院風荷、秋天的三潭印月、冬天的斷橋殘雪⋯或晴或雨，西湖風姿各異。

對不同群體而言，浙江滬杭甬代表不同的價值。

對股東而言，浙江滬杭甬是一家矢志提升回報的上市公司；對客户而言，它是一家追求卓越服務的高速公路營運者；對員工而言，它是一家重視效益、亦同時重視發掘員工潛力的頂尖企業；對社區而言，浙江滬杭甬則是一家肩負社會責任的商營機構。

但無論是對哪一個群體，浙江滬杭甬都一直致力於拓展優勢、增創價值。公司堅持穩健與進取並重的發展策略，努力鞏固核心業務，並將企業優勢延展至其它與主營業務有協同效應的領域，最終目標是將浙江滬杭甬引領至一個新台階，從而為各利益群體創造最大價值。



浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

股份代號: 0576



拓展優勢
增創價值

二零零六年中期業績報告